Exhibit 21.1
SUBSIDIARIES OF NEBRASKA BOOK COMPANY, INC.

State or Other Jurisdiction of
Entity	Incorporation or Organization

Specialty Books, Inc.	Delaware

NBC Textbooks LLC	Delaware

College Book Stores of America, Inc.	Illinois

Net Textstore LLC	Delaware

Campus Authentic LLC	Delaware